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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                      PURSUANT TO RULE 13a-16 OR 15d-16 OF

                       THE SECURITIES EXCHANGE ACT OF 1934

                          For the Date of 22 March 2005

                              BHP Billiton Limited

                               ABN 49 004 028 077

                               180 Lonsdale Street

                             Melbourne Victoria 3000

                                    Australia

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


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Form 20-F          X                         Form 40-F
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Indicate by check mark whether the  registrant  by  furnishing  the  information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934


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Yes                                          No                   X
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If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

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                                                             [BHP Billiton Logo]


NEWS RELEASE


RELEASE TIME       IMMEDIATE
DATE               21 March 2005
NUMBER             12/05


          BHP BILLITON LODGES BIDDER'S STATEMENT FOR WMC RESOURCES LTD


BHP Billiton today lodged with the Australian Securities and Investments Commission the Bidder's Statement for its cash offer of A$7.85 per share for the entire issued capital of WMC Resources Ltd (WMC).

BHP Billiton intends to mail both the Bidder's Statement and WMC's Target's Statement to WMC shareholders from 29 March 2005.


Further  information  on  BHP  Billiton  can be  found  on  our  Internet  site:
http://www.bhpbilliton.com
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AUSTRALIA                                                UNITED KINGDOM
Jane Belcher, Investor Relations                         Mark Lidiard, Investor & Media Relations
Tel: +61 3 9609 3952  Mobile: +61 417 031 653            Tel: +44 20 7802 4156
email: Jane.H.Belcher@bhpbilliton.com                    email: Mark.Lidiard@bhpbilliton.com

Tania Price, Media Relations                             Ariane Gentil, Media Relations
Tel: +61 3 9609 3815  Mobile: +61 419 152 780            Tel: +44 20 7802 4177
email: Tania.Price@bhpbilliton.com                       email: Ariane.Gentil@bhpbilliton.com

UNITED STATES                                            SOUTH AFRICA
Tel: +1 713 599 6100 or +44 20 7802 4031                 Michael Campbell, Investor & Media Relations
email: Mark.Lidiard@bhpbilliton.com                      Tel: +27 11 376 3360  Mobile: +27 82 458 2587
                                                         email: Michael.J.Campbell@bhpbilliton.com

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FURTHER INFORMATION FOR U.S. HOLDERS
------------------------------------

BHP Billiton will file the Bidder's Statement with the U.S. Securities and Exchange Commission (SEC) under cover of Form CB. Investors and holders of WMC securities are strongly advised to read the Bidder's Statement and any other relevant documents filed with the SEC, as well as any amendments and supplements to those documents, because they will contain important information. Investors and holders of WMC securities may obtain free copies of the informational document (when available), as well as other relevant documents filed with the SEC, at the SEC's website at www.sec.gov. WMC will issue a target's statement in connection with the offer which investors and holders of WMC securities are strongly advised to read.

This communication is for information purposes only. It shall not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities of WMC. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions.

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                              BHP Billiton Limited ABN 49 004 028 077     BHP Billiton Plc Registration number 3196209
                              Registered in Australia                     Registered in England and Wales
                              Registered Office: 180 Lonsdale Street      Neathouse Place
                              Melbourne Victoria 3000 Australia           London SW1V 1BH United Kingdom
                              Tel +61 1300 55 4757 Fax +61 3 9609 3015    Tel +44 20 7802 4000 Fax +44 20 7802 4111

                              A member of the BHP Billiton group which is headquartered in Australia
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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BHP BILLITON LIMITED

/s/ KAREN WOOD
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Karen Wood
Title: Company Secretary
Date:22 March 2005